TIAN RUIXIANG Holdings Ltd

January 15, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:          TIAN RUIXIANG Holdings Ltd

Registration Statement on Form F-1

File No. 333-284110

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, TIAN RUIXIANG Holdings Ltd hereby requests acceleration of effectiveness of the above-referenced Registration Statement, so that it will become effective at 4:30pm, Eastern Time, on January 17, 2025, or as soon thereafter as practicable.

Very truly yours,

TIAN RUIXIANG Holdings Ltd

By:	/s/ Sheng Xu
	Name:	Sheng xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors